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Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-143254

NEWS RELEASE

FOR IMMEDIATE RELEASE

VENOCO, INC. SIGNS CONTRACT TO SELL
SOUTH ELLWOOD CRUDE TO TESORO

        DENVER, COLORADO, June 26, 2007 /PRNewswire/—Venoco, Inc. (NYSE: VQ) today announced it has entered into a contract to sell crude oil from its South Ellwood field to Tesoro. Tesoro recently completed the acquisition of Shell's Los Angeles refinery and Wilmington terminal where Venoco has delivered South Ellwood crude for nearly ten years.

        The initial one-year contract provides for deliveries primarily into the Los Angeles delivery point, but will allow for access to Tesoro's San Francisco Bay area facilities as well as via a Long Beach pipeline system to which Venoco recently acquired access. The contract price reflects a discount to NYMEX that is slightly greater than the historical discount, but better than the recent spot market. The potential use of a backup barge will also be provided for under the agreement in the event the current barge is unavailable. The backup barge will have to receive local air permits and be vetted by Tesoro prior to providing any transportation services.

        "We are very pleased to have this contract in place and to know the South Ellwood crude not only has a fixed delivery point, but also a fixed price off NYMEX," said Tim Marquez, Venoco's Chief Executive Officer and Chairman. "Also, once the backup barge is permitted and approved, we expect that it will have real value for us."

About the Company

        Venoco is an independent energy company engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties in California and Texas. It has headquarters in Denver, Colorado and regional offices in Carpinteria, California and Houston, Texas. Venoco operates three offshore platforms in the Santa Barbara Channel, has non-operated interests in three other platforms, operates three onshore properties in Southern California, has extensive operations in Northern California's Sacramento Basin and operates eighteen fields in the Texas Gulf Coast and South Texas.

Forward-looking Statements

        Statements made in this news release other than statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks and uncertainties and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including those set forth in the Company's filings with the Securities and Exchange Commission, which are incorporated by this reference as though fully set forth herein.

        For further information, please contact Mike Edwards, (805) 745-2123 direct; (805) 455-9658 cell. This release is available on our website at www.venocoinc.com.

        The issuer, Venoco, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

        Source: Venoco, Inc.

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VENOCO, INC. SIGNS CONTRACT TO SELL SOUTH ELLWOOD CRUDE TO TESORO